File No : 82 - 34825

Rule 12g3-2(b) File No. 82-34825

11.05.2005


05008081

Office of International Corporation Fi
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A.Cenk Göksan
Investor Relations
Department Head

Arbil Öztozlu
Investor Relations
Manager

Enclosure;

Translation Correction to our announcement on 05 May 2005, regarding the Agenda of the Extraordinary General Meeting

File No : 82 - 34825

Translation Correction

In accordance with the Board of Directors decision, held on 05 May 2005, an Extraordinary General Meeting will be held on 30 May 2005 Monday at 14:30 in Sabancı Center 4. Levent / İstanbul with the following agenda;

Agenda of the Extraordinary General Meeting :

1- Appointment of the Directing Council of the General Meeting, and authorization of the Council for signing of the minutes of the General Meeting,

2- In relation to the merger by absorption of Ak Uluslararası Bankası A.S. (former BNP-Ak-Dresdner Bank /İstanbul), ratification of Akbank's balance sheet and profit and loss accounts as of 31 March 2005, approved by the independent auditors

3- In relation to the merger by absorption of Ak Uluslararası Bankası A.Ş., ratification of the draft contract for merger by absorption. Authorization of the Board of Directors for the preperation and signing of the contract and to undertake necessary procedures with the authorized institutions,

4- In accordance with the Board of Directors' proposal and the permissions taken from legal authorities, amendmend of the 4th, 9th and 26th articles of the articles of association and addition of a temporary article in order to harmonize with the changes into New Turkish Lira.

Rule 12g3-2(b) File No. 82-34825

10.05.2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,





A.Cenk Göksan
Investor Relations
Department Head

Arbil Öztozlu
Investor Relations
Manager

Enclosure;

31.03.2005 Financial Results (YTL)
31.03.2005 Financial Results (USD)
Earnings Presentation for 1Q05

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 MARCH 2005 AND 31 DECEMBER 2004

(Amounts are expressed in thousands of YTL)

	ASSETS	CURRENT PERIOD (31/03/2005)			PREVIOUS PERIOD (31/12/2004)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	**155.359**	**247.860**	**403.219**	**154.367**	**119.885**	**274.252**
1.1	Cash	143.725	-	143.725	148.629	-	148.629
1.2	Foreign Currency	-	110.712	110.712	-	117.768	117.768
1.3	Balances with the Central Bank of Turkey	11.634	135.477	147.111	5.738	33	5.771
1.4	Other	-	1.671	1.671	-	2.084	2.084
II.	**Trading Securities (Net)**	**134.159**	**2.903.127**	**3.037.286**	**173.485**	**3.588.762**	**3.762.247**
2.1	Government Debt Securities	134.100	2.893.411	3.027.511	173.483	3.573.536	3.747.019
2.1.1	Government Bonds	127.956	2.893.411	3.021.367	147.819	3.573.536	3.721.355
2.1.2	Treasury Bills	6.144	-	6.144	25.664	-	25.664
2.1.3	Other	-	-	-	-	-	-
2.2	Share Certificates	59	-	59	2	-	2
2.3	Other Marketable Securities	-	9.716	9.716	-	15.226	15.226
III.	**Banks and Other Financial Institutions**	**4.047**	**1.180.021**	**1.184.068**	**17.039**	**1.273.629**	**1.290.668**
3.1	Due from Banks	4.047	1.180.021	1.184.068	17.039	1.273.629	1.290.668
3.1.1	Domestic Banks	4.047	-	4.047	3.039	-	3.039
3.1.2	Foreign Banks	-	1.180.021	1.180.021	14.000	1.273.629	1.287.629
3.1.3	Foreign Offices and Branches	-	-	-	-	-	-
3.2	Other Financial Institutions	-	-	-	-	-	-
IV.	**Money Markets**	-	**247.615**	**247.615**	-	**429.665**	**429.665**
4.1	Interbank Money Market Placements	-	247.615	247.615	-	429.665	429.665
4.2	Receivables from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-
V.	**Available-for-sale Securities (Net)**	**7.297.470**	**5.036.813**	**12.334.283**	**6.298.603**	**4.855.057**	**11.153.660**
5.1	Share Certificates	31.417	69	31.486	17.425	72	17.497
5.2	Other Marketable Securities	7.266.053	5.036.744	12.302.797	6.281.178	4.854.985	11.136.163
VI.	**Loans**	**8.599.700**	**5.273.634**	**13.873.334**	**7.779.672**	**5.159.528**	**12.939.200**
6.1	Short-term	5.425.566	1.321.580	6.747.146	4.988.157	1.082.498	6.070.655
6.2	Medium and Long-term	3.174.134	3.952.054	7.126.188	2.791.515	4.077.030	6.868.545
6.3	Loans under Follow-up	213.087	32.542	245.629	171.227	32.892	204.119
6.4	Specific Provisions (-)	213.087	32.542	245.629	171.227	32.892	204.119
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (Net)**	**322.382**	-	**322.382**	**322.382**	-	**322.382**
8.1	Government Debt Securities	322.382	-	322.382	322.382	-	322.382
8.1.1	Government Bonds	322.382	-	322.382	322.382	-	322.382
8.1.2	Treasury Bills	-	-	-	-	-	-
8.1.3	Other Public Debt Securities	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (Net)**	**10.074**	**97.320**	**107.394**	**87.988**	**99.448**	**187.436**
9.1	Financial Investments and Associates	10.074	97.320	107.394	87.988	99.448	187.436
9.2	Non-financial Investments and Associates	-	-	-	-	-	-
X.	**Subsidiaries (Net)**	**287.335**	**89.157**	**376.492**	**111.772**	**93.481**	**205.253**
10.1	Financial Subsidiaries	287.335	89.157	376.492	111.772	93.481	205.253
10.2	Non-Financial Subsidiaries	-	-	-	-	-	-
XI.	**Oher Investments (Net)**	-	-	-	-	-	-
XII.	**Financial Lease Receivables (Net)**	-	-	-	-	-	-
12.1	Gross Financial Lease Receivables	-	-	-	-	-	-
12.2	Unearned Income (-)	-	-	-	-	-	-
XIII.	***Reserve Requirements with the Central Bank of Turkey***	**2.292.126**	**1.149.725**	**3.441.851**	**699.986**	**1.225.572**	**1.925.558**
XIV.	**Miscellaneous Receivables**	**21.260**	**410**	**21.670**	**20.341**	**906**	**21.247**
XV.	**Accrued Interest and Income Receivable**	**1.412.758**	**319.610**	**1.732.368**	**1.160.419**	**514.064**	**1.674.483**
15.1	Loans	160.790	58.923	219.713	149.573	52.040	201.613
15.2	Marketable Securities	1.237.333	238.169	1.475.502	995.679	255.989	1.251.668
15.3	Other	14.635	22.518	37.153	15.167	206.035	221.202
XVI.	**Property and Equipment (Net)**	**638.086**	**6.684**	**644.770**	**653.163**	**7.154**	**660.317**
16.1	Book Value	1.093.580	7.335	1.100.915	1.089.202	8.680	1.097.882
16.2	Accumulated Depreciation (-)	455.494	651	456.145	436.039	1.526	437.565
XVII.	**Intangible Assets (Net)**	**22.723**	-	**22.723**	**24.830**	-	**24.830**
17.1	Goodwill	-	-	-	-	-	-
17.2	Other	50.868	-	50.868	50.866	-	50.866
17.3	Accumulated Amortisation (-)	28.145	-	28.145	26.036	-	26.036
XVIII.	**Other Assets**	**76.947**	**5.772**	**82.719**	**33.479**	**8.735**	**42.214**
	TOTAL ASSETS	21.274.426	16.557.748	37.832.174	17.537.526	17.375.886	34.913.412

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 MARCH 2005 AND 31 DECEMBER 2004

(Amounts are expressed in thousands of YTL)

	LIABILITIES and SHAREHOLDERS' EQUITY	CURRENT PERIOD (31/03/2005)			PREVIOUS PERIOD (31/12/2004)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**9.076.230**	**12.894.524**	**21.970.754**	**6.749.021**	**13.169.404**	**19.918.425**
1.1	Bank Deposits	613.432	1.048.151	1.661.583	54.571	938.996	993.567
1.2	Saving Deposits	6.065.062	-	6.065.062	5.336.319	-	5.336.319
1.3	Public Sector Deposits	81.912	-	81.912	8.802	-	8.802
1.4	Commercial Deposits	1.879.525	-	1.879.525	1.185.017	-	1.185.017
1.5	Other Institutions Deposits	436.299	-	436.299	164.312	-	164.312
1.6	Foreign Currency Deposits	-	11.846.373	11.846.373	-	12.230.408	12.230.408
1.7	Gold Vault	-	-	-	-	-	
II.	**Money Markets**	**3.317.370**	**327.027**	**3.644.397**	**2.102.358**	**170.956**	**2.273.314**
2.1	Funds from Interbank Money Market	-	-	-	-	-	
2.2	Funds from Istanbul Stock Exchange Money Market	63.033	-	63.033	20.787	-	20.787
2.3	Funds Provided Under Repurchase Agreements	3.254.337	327.027	3.581.364	2.081.571	170.956	2.252.527
III.	**Funds Borrowed**	**71.266**	**4.260.522**	**4.331.788**	**61.867**	**4.782.868**	**4.844.735**
3.1	Funds Borrowed from the Central Bank of Turkey	-	-	-	-	-	
3.2	Other Funds Borrowed	71.266	4.260.522	4.331.788	61.867	4.782.868	4.844.735
3.2.1	Domestic Banks and Institutions	71.266	21.303	92.569	61.867	21.510	83.377
3.2.2	Foreign Banks, Institutions, and Funds	-	4.239.219	4.239.219	-	4.761.358	4.761.358
IV.	**Marketable Securities Issued (Net)**	-	-	-	-	-	
4.1	Bills	-	-	-	-	-	
4.2	Asset Backed Securities	-	-	-	-	-	
4.3	Bonds	-	-	-	-	-	
V.	**Funds**	-	-	-	-	-	
VI.	**Miscellaneous Payables**	**625.965**	**48.424**	**674.389**	**666.665**	**30.286**	**696.951**
VII.	***Other Liabilities***	***180.623***	***111.736***	***292.359***	***177.036***	***106.585***	***283.621***
VIII.	**Taxes and Other Duties Payable**	**57.761**	**80**	**57.841**	**66.701**	**79**	**66.780**
IX.	**Factoring Payables**	-	-	-	-	-	
X.	**Financial Lease Payables (Net)**	-	**4.422**	**4.422**	-	**5.496**	**5.496**
10.1	Gross Financial Lease Payables	-	4.457	4.457	-	5.971	5.971
10.2	Deferred Financial Lease Expenses (-)	-	35	35	-	475	475
XI.	**Accrued Interest and Expenses Payable**	**194.225**	**117.373**	**311.598**	**184.922**	**86.087**	**271.009**
11.1	Deposits	118.300	38.289	156.589	90.830	35.827	126.657
11.2	Borrowings	2.530	30.618	33.148	2.581	26.537	29.118
11.3	Repurchase Agreements	1.448	913	2.361	1.084	1.674	2.758
11.4	Other	71.947	47.553	119.500	90.427	22.049	112.476
XII.	**Provisions**	**383.773**	**2.354**	**386.127**	**318.954**	**2.358**	**321.312**
12.1	General Loan Loss Provision	80.026	-	80.026	76.592	-	76.592
12.2	Reserve for Employment Termination Benefits	14.233	-	14.233	13.765	-	13.765
12.3	Provision for Income Taxes	198.640	-	198.640	132.096	-	132.096
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	
12.5	Other Provisions	90.874	2.354	93.228	96.501	2.358	98.859
XIII.	**Subordinated Loans**	-	**4.557**	**4.557**	-	**4.778**	**4.778**
XIV.	**Shareholders' Equity**	**6.153.787**	**155**	**6.153.942**	**6.226.792**	**199**	**6.226.991**
14.1	Paid-in Capital	1.500.000	-	1.500.000	1.500.000	-	1.500.000
14.2	Capital Reserves	2.671.564	155	2.671.719	2.631.527	199	2.631.726
14.2.1	Share Premium	-	-	-	-	-	
14.2.2	*Share Cancellation Profits*	-	-	-	-	-	
14.2.3	Marketable Securities Valuation Fund	114.357	155	114.512	74.320	199	74.519
14.2.4	Revaluation Fund	5.314	-	5.314	5.314	-	5.314
14.2.5	Evaluation Differences	-	-	-	-	-	
14.2.6	Other Capital Reserves	2.551.893	-	2.551.893	-	-	
14.2.7	Adjustment to Share Capital	-	-	-	2.551.893	-	2.551.893
14.3	Profit Reserves	1.630.453	-	1.630.453	1.074.737	-	1.074.737
14.3.1	Legal Reserves	255.315	-	255.315	160.977	-	160.977
14.3.2	Status Reserves	-	-	-	-	-	
14.3.3	Extraordinary Reserves	1.375.138	-	1.375.138	913.760	-	913.760
14.3.4	Other Profit Reserves	-	-	-	-	-	
14.4	Income or (Loss)	351.770	-	351.770	1.020.528	-	1.020.528
14.4.1	Prior Years' Income or (Losses)	-	-	-	-	-	-
14.4.2	Current Year Income or (Loss)	351.770	-	351.770	1.020.528	-	1.020.528
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**20.061.000**	**17.771.174**	**37.832.174**	**16.554.316**	**18.359.096**	**34.913.412**

File No : 82 - 34825

AKBANK T.A.Ş.
INCOME STATEMENTS FOR THE PERIODS ENDED 31 MARCH 2005 AND 31 MARCH 2004

(Amounts are expressed in thousands of YTL)

	INCOME and EXPENSES	CURRENT PERIOD (31/03/2005)	PREVIOUS PERIOD (31/03/2004)
I.	**Interest Income**	**1.065.982**	**1.064.258**
1.1	Interest on Loans	567.914	403.450
1.1.1	Interest on TL Loans	507.441	351.241
1.1.1.1	Short-term Loans	326.249	223.524
1.1.1.2	Medium and Long-term Loans	181.192	127.717
1.1.2	Interest on Foreign Currency Loans	56.699	46.757
1.1.2.1	Short-term Loans	12.119	8.191
1.1.2.2	Medium and Long-term Loans	44.580	38.566
1.1.3	Interest on Loans Under Follow-up	3.774	5.452
1.1.4	Premiums Received from Resource Utilisation Support Fund	-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	16.496	17.457
1.3	Interest Received from Banks	6.176	3.699
1.3.1	The Central Bank of Turkey	155	5
1.3.2	Domestic Banks	295	1.403
1.3.3	Foreign Banks	5.726	2.291
1.4	Interest Received from Money Market Transactions	948	20.255
1.5	Interest Received from Marketable Securities Portfolio	474.139	619.154
1.5.1	Trading Securities	46.341	163.532
1.5.2	Available-for-sale Securities	419.726	444.581
1.5.3	Held-to-maturity Securities	8.072	11.041
1.6	Other Interest Income	309	243
II.	**Interest Expense**	**459.792**	**462.247**
2.1	Interest on Deposits	341.860	408.413
2.1.1	Interbank Deposits	18.521	8.537
2.1.2	Saving Deposits	224.213	293.459
2.1.3	Public Sector Deposits	62	40
2.1.4	Commercial Deposits	31.074	11.369
2.1.5	Other Institutions Deposits	5.106	29.033
2.1.6	Foreign Currency Deposits	62.884	65.975
2.1.7	Gold Vault	-	-
2.2	Interest on Money Market Transactions	78.832	31.740
2.3	Interest on Funds Borrowed	38.949	21.669
2.3.1	The Central Bank of Turkey	-	-
2.3.2	Domestic Banks	2.916	398
2.3.3	Foreign Banks	34.715	17.939
2.3.4	Foreign Offices and Branches	-	-
2.3.5	Other Financial Institutions	1.318	3.332
2.4	Interest on Securities Issued	-	-
2.5	*Other Interest Expenses*	*151*	425
III.	**Net Interest Income (I-II)**	**606.190**	**602.011**
IV.	**Net Fees and Commissions Income**	**133.513**	**89.504**
4.1	Fees and Commissions Received	180.775	141.448
4.1.1	Cash Loans	18.350	20.636
4.1.2	Non-cash Loans	6.928	5.484
4.1.3	Other	155.497	115.328
4.2	Fees and Commissions Paid	47.262	51.944
4.2.1	Cash Loans	4.007	5.960
4.2.2	Non-cash Loans	184	2
4.2.3	Other	43.071	45.982
V.	**Dividend Income**	**175**	**488**
5.1	Trading Securities	-	-
5.2	Available-for-sale Securities	175	488
VI.	**Net Trading Income / (Loss)**	**32.267**	**299.424**
6.1	Trading Gains on Securities (net)	33.086	136.419
6.1.1	Trading Gains on Securities	37.515	146.378
6.1.1.1	*Trading Gains on Derivative Financial Instruments*	5.883	6.716
6.1.1.2	Other	31.632	139.662
6.1.2	Trading Losses on Securities (-)	4.429	9.959
6.1.2.1	Trading Losses on Derivative Financial Instruments	2.690	1.975
6.1.2.2	Other	1.739	7.984
6.2	Foreign Exchange Gains or (Losses) (net)	(819)	163.005
6.2.1	Foreign Exchange Gains	2.018.981	1.059.736
6.2.2	Foreign Exchange Losses (-)	2.019.800	896.731
VII.	**Other Operating Income**	**38.509**	**59.107**
VIII.	**Operating Income (III+IV+V+VI+VII)**	**810.654**	**1.050.534**
IX.	**Provision for Loan Losses and Other Receivables (-)**	**69.129**	**23.320**
X.	**Other Operating Expenses (-)**	**259.066**	**353.100**
XI.	**Net Operating Income (VIII-IX-X)**	**482.459**	**674.114**
XII.	**Income from Investments and Associates**	**19.639**	**30.934**
XIII.	**Income / (Loss) on Net Monetary Position**	**-**	**(295.542)**
XIV.	**Income Before Taxation (XI+XII+XIII)**	**502.098**	**409.506**
XV.	**Provision for Income Taxes (-)**	**150.328**	**143.181**
XVI.	***Net Income / (Loss) Before Extraordinary Items***	**351.770**	**266.325**
XVII.	**Extraordinary Income / (Loss) After Taxes**	-	-
17.1	Extraordinary Income / (Loss) Before Taxation	-	-
17.1.1	Extraordinary Income	-	-
17.1.2	Extraordinary Expenses (-)	-	-
17.2	Provision for Taxes on Extraordinary Income (-)	-	-
XVIII.	**NET INCOME / (LOSS) (XVI+XVII)**	**351.770**	**266.325**
	Earnings / (Loss) per share in TL full	0,00023	0,00018

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 MARCH 2005 AND 31 DECEMBER 2004

File No : 82 - 34825

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in TL, pursuant to BRSA standards. For convenience purposes TL amounts were translated into USD by using relevant TL/USD exchange rates.)

	ASSETS	(31/03/2005)			(31/12/2004)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	**112**	**179**	**291**	**113**	**88**	**201**
1.1	Cash	104	-	104	109	-	109
1.2	Foreign Currency	-	80	80	-	86	86
1.3	Central Bank of Turkey	8	98	106	4	-	4
1.4	Other	-	1	1	-	2	2
II.	**Trading Securities (Net)**	**97**	**2.110**	**2.207**	**127**	**2.620**	**2.747**
2.1	Government Debt Securities	97	2.103	2.200	127	2.609	2.736
2.1.1	Government Bonds	93	2.103	2.196	108	2.609	2.717
2.1.2	Treasury Bills	4	-	4	19	-	19
2.1.3	Other Debt Securities	-	-	-	-	-	-
2.2	Share Certificates	-	-	-	-	-	-
2.3	Other Marketable Securities	-	7	7	-	11	11
III.	**Banks and Other Financial Institutions**	**3**	**858**	**861**	**12**	**930**	**942**
3.1	Banks	3	858	861	12	930	942
3.1.1	Domestic Banks	3	-	3	2	-	2
3.1.2	Foreign Banks	-	858	858	10	930	940
3.1.3	Foreign Offices and Branches	-	-	-	-	-	-
3.2	Other Financial Institutions	-	-	-	-	-	-
IV.	**Money Market**	-	**180**	**180**	-	**314**	**314**
4.1	Interbank Money Market	-	180	180	-	314	314
4.2	Receivables from Istanbul Stock Exchange Clearing House	-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-
V.	**Available-for-sale Securities (net)**	**5.304**	**3.660**	**8.964**	**4.599**	**3.545**	**8.144**
5.1	Share Certificates	23	-	23	13	-	13
5.2	Other Marketable Securities	5.281	3.660	8.941	4.586	3.545	8.131
VI.	**Loans**	**6.250**	**3.832**	**10.082**	**5.680**	**3.767**	**9.447**
6.1	Short-term	3.943	960	4.903	3.642	790	4.432
6.2	Medium and Long-term	2.307	2.872	5.179	2.038	2.977	5.015
6.3	Loans under follow-up	155	24	179	125	24	149
6.4	Allowances (-)	155	24	179	125	24	149
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (net)**	**234**	-	**234**	**235**	-	**235**
8.1	Government Debt Securities	234	-	234	235	-	235
8.1.1	Government Bonds	234	-	234	235	-	235
8.1.2	Treasury Bills	-	-	-	-	-	-
8.1.3	Other Public Debt Securities	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (net)**	**7**	**71**	**78**	**64**	**73**	**137**
9.1	Financial Investments and Associates	7	71	78	64	73	137
9.2	Non-financial Investments and Associates	-	-	-	-	-	-
X.	**Subsidiaries (net)**	**209**	**65**	**274**	**82**	**68**	**150**
10.1	Financial Subsidiaries	209	65	274	82	68	150
10.2	Non-Financial Subsidiaries	-	-	-	-	-	-
XI.	**Oher Investments (net)**	-	-	-	-	-	-
XII.	**Financial Lease Receivables (net)**	-	-	-	-	-	-
12.1	Cumulative Rental Receivable	-	-	-	-	-	-
12.2	Unearned Income (-)	-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**	**1.666**	**836**	**2.502**	**511**	**895**	**1.406**
XIV.	**Miscellaneous Receivables**	**15**	-	**15**	**15**	**1**	**16**
XV.	**Accrued Interest and Income Receivable**	**1.027**	**232**	**1.259**	**847**	**375**	**1.222**
15.1	Loans	117	43	160	109	38	147
15.2	Marketable Securities	899	173	1.072	727	187	914
15.3	Other	11	16	27	11	150	161
XVI.	**Property and Equipment**	**464**	**5**	**469**	**477**	**5**	**482**
16.1	Book Value	795	5	800	795	6	801
16.2	Accumulated Depreciation (-)	331	-	331	318	1	319
XVII.	**Intangibles (Net)**	**17**	-	**17**	**18**	-	**18**
17.1	Goodwill	-	-	-	-	-	-
17.2	Other	37	-	37	37	-	37
17.3	Accumulated Amortisation (-)	20	-	20	19	-	19
XVIII.	**Other Assets**	**56**	**5**	**61**	**24**	**5**	**29**
	TOTAL ASSETS	15.461	12.033	27.494	12.804	12.686	25.490

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 MARCH 2005 AND 31 DECEMBER 2004

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in TL, pursuant to BRSA standards. For convenience purposes TL amounts were translated into USD by using relevant TL/USD exchange rates.)

	LIABILITIES and SHAREHOLDERS' EQUITY	(31/03/2005)			(31/12/2004)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**6.597**	**9.371**	**15.968**	**4.927**	**9.615**	**14.542**
1.1	Interbank Deposits	446	762	1.208	40	686	726
1.2	Saving Deposits	4.408	-	4.408	3.896	-	3.896
1.3	Public Sector Deposits	60	-	60	6	-	6
1.4	Commercial Deposits	1.366	-	1.366	865	-	865
1.5	Other Institutions Deposits	317	-	317	120	-	120
1.6	Foreign Currency Deposits	-	8.609	8.609	-	8.929	8.929
1.7	Gold Vault	-	-	-	-	-	-
II.	**Money Market**	**2.411**	**238**	**2.649**	**1.535**	**125**	**1.660**
2.1	Interbank Money Market	-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Clearing House	46	-	46	15	-	15
2.3	Funds Deposited Under Repurchase Agreements	2.365	238	2.603	1.520	125	1.645
III.	**Funds Borrowed**	**52**	**3.096**	**3.148**	**45**	**3.492**	**3.537**
3.1	Funds Borrowed from the Central Bank of Turkey	-	-	-	-	-	-
3.2	Other Funds Borrowed	52	3.096	3.148	45	3.492	3.537
3.2.1	Domestic Banks and Institutions	52	15	67	45	16	61
3.2.2	Foreign Banks, Institutions, and Funds	-	3.081	3.081	-	3.476	3.476
IV.	***Marketable Securities Issued (net)***	-	-	-	-	-	-
4.1	Bills	-	-	-	-	-	-
4.2	Asset Backed Securities	-	-	-	-	-	-
4.3	Bonds	-	-	-	-	-	-
V.	**Funds**	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	**454**	**35**	**489**	**488**	**23**	**511**
VII.	**Other Liabilities**	**131**	**81**	**212**	**129**	**78**	**207**
VIII.	**Taxes and Other Duties Payable**	**42**	-	**42**	**49**	-	**49**
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Leasing Payables (net)**	-	**3**	**3**	-	**4**	**4**
10.1	Leasing Payables	-	3	3	-	4	4
10.2	Deferred Leasing Expenses (-)	-	-	-	-	-	-
XI.	**Accrued Interest and Expenses Payable**	**141**	**86**	**227**	**135**	**62**	**197**
11.1	Deposits	86	28	114	66	26	92
11.2	Borrowings	2	22	24	2	19	21
11.3	Repurchase Agreements	1	1	2	1	1	2
11.4	Other	52	35	87	66	16	82
XII.	**Provisions**	**278**	**2**	**280**	**232**	**2**	**234**
12.1	General Loan Loss Provision	58	-	58	56	-	56
12.2	Reserve for Employment Termination Benefits	10	-	10	10	-	10
12.3	Provision for Income Taxes	144	-	144	96	-	96
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	66	2	68	70	2	72
XIII.	**Subordinated Loans**	-	**3**	**3**	-	**3**	**3**
XIV.	**Shareholders' Equity**	**4.473**	-	**4.473**	**4.546**	-	**4.546**
14.1	Paid-in Capital	1.090	-	1.090	1.095	-	1.095
14.2	Capital Reserves	1.942	-	1.942	1.921	-	1.921
14.2.1	Share Premium	-	-	-	-	-	-
14.2.2	Share Cancellation Profits	-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund	83	-	83	54	-	54
14.2.4	Revaluation Fund	4	-	4	4	-	4
14.2.5	Evaluation Differences	-	-	-	-	-	-
14.2.6	Other Capital Reserves	1.855	-	1.855	-	-	-
14.2.7	Adjustment to Share Capital	-	-	-	1.863	-	1.863
14.3	Profit Reserves	1.185	-	1.185	785	-	785
14.3.1	Legal Reserves	186	-	186	118	-	118
14.3.2	Status Reserves	-	-	-	-	-	-
14.3.3	Extraordinary Reserves	999	-	999	667	-	667
14.3.4	Other Profit Reserves	-	-	-	-	-	-
14.4	Income or (Loss)	256	-	256	745	-	745
14.4.1	Prior Years' Income or (Losses)	-	-	-	-	-	-
14.4.2	Income or (Loss) for the Year	256	-	256	745	-	745
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**14.579**	**12.915**	**27.494**	**12.086**	**13.404**	**25.490**

File No : 82 - 34825

AKBANK T.A.Ş.
INCOME STATEMENTS FOR THE PERIODS ENDED 31 MARCH 2005 AND 31 MARCH 2004

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in TL, pursuant to BRSA standards. For convenience purposes TL amounts were translated into USD by using relevant TL/USD exchange rates.)

	INCOME and EXPENSES	(31/03/2005)	(31/03/2004)
I.	**Interest Income**	**775**	**749**
1.1	Interest on Loans	413	284
1.1.1	Interest on TL Loans	369	247
1.1.1.1	Short-term Loans	237	157
1.1.1.2	Medium and Long-term Loans	132	90
1.1.2	Interest on Foreign Currency Loans	41	33
1.1.2.1	Short-term Loans	9	6
1.1.2.2	Medium and Long-term Loans	32	27
1.1.3	Interest on Loans Under Follow-up	3	4
1.1.4	Premiums Received from Resource Utilisation Support Fund	-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	12	12
1.3	Interest Received from Banks	4	3
1.3.1	The Central Bank of Turkey	-	-
1.3.2	Domestic Banks	-	1
1.3.3	Foreign Banks	4	2
1.4	Interest Received from Interbank Transactions	1	14
1.5	Interest Received from Marketable Securities Portfolio	345	436
1.5.1	Trading Securities	34	115
1.5.2	Available-for-sale Securities	305	313
1.5.3	Held-to-maturity Securities	6	8
1.6	Other Interest Income	-	-
II.	**Interest Expense**	**334**	**325**
2.1	Interest on Deposits	249	288
2.1.1	Interbank Deposits	13	6
2.1.2	Savings Deposits	163	208
2.1.3	Public Sector Deposits	-	-
2.1.4	Commercial Deposits	23	8
2.1.5	Other Institutions Deposits	4	20
2.1.6	Forign Currency Deposits	46	46
2.1.7	Gold Vault	-	-
2.2	Interest on Interbank Transactions	57	22
2.3	Interest on Funds Borrowed	28	15
2.3.1	The Central Bank of Turkey	-	-
2.3.2	Domestic Banks	2	-
2.3.3	Foreign Banks	25	13
2.3.4	Foreign Offices and Branches	-	-
2.3.4	Other Financial Institutions	1	2
2.4	Interest on Bonds Issued	-	-
2.5	Other Interest Expenses	-	-
III.	**Net Interest Income (I-II)**	**441**	**424**
IV.	**Net Fees and Commissions Income**	**97**	**64**
4.1	Fees and Commissions Received	131	100
4.1.1	Cash Loans	13	15
4.1.2	Non-cash Loans	5	4
4.1.3	Other	113	81
4.2	Fees and Commissions Paid	34	36
4.2.1	Cash Loans	3	4
4.2.2	Non-cash Loans	-	-
4.2.3	Other	31	32
V.	**Dividend Income**	-	-
5.1	Trading Securities	-	-
5.2	Available-for-sale Securities	-	-
VI.	**Net Trading Income / (Loss)**	**23**	**210**
6.1	Trading Gains on Securities (net)	24	96
6.1.1	Trading Gains on Securities	27	103
6.1.1.1	Trading Gains on Derivative Financial Instruments	4	5
6.1.1.2	Other	23	98
6.1.2	Trading Losses on Securities (-)	3	7
6.1.2.1	Trading Losses on Derivative Financial Instruments	2	1
6.1.2.2	Other	1	6
6.2	Foreign Exchange Gains or (Losses) (net)	(1)	114
6.2.1	Foreign Exchange Gains	1.467	745
6.2.2	Foreign Exchange Losses (-)	1.468	631
VII.	**Other Operating Income**	**28**	**42**
VIII.	**Operating Income (III+IV+V+VI+VII)**	**589**	**740**
IX.	**Provision for Loan Losses and Other Receivables (-)**	**50**	**16**
X.	**Other Operating Expenses (-)**	**188**	**250**
XI.	**Net Operating Income (VIII-IX-X)**	**351**	**474**
XII.	**Income from Investments and Associates**	**14**	**22**
XIII.	**Income / (Loss) on Net Monetary Position**	-	**(208)**
XIV.	**Income Before Taxation (XI+XII+XIII)**	**365**	**288**
XV.	**Provision for Income Taxes (-)**	**109**	**101**
XVI.	**Net Income / (Loss) Before Extraordinary Items**	**256**	**187**
XVII.	**Extraordinary Income / (Loss) After Taxes**	-	-
17.1	Extraordinary Income / (Loss) Before Taxation	-	-
17.1.1	Extraordinary Income	-	-
17.1.2	Extraordinary Expenses (-)	-	-
17.2	Provision for Taxation on Extraordinary Income (-)	-	-
XVIII.	**NET INCOME / (LOSS) (XVI+XVII)**	**256**	**187**
			0

1Q05 BRSA Bank Only Financial Results

May 2005

AKBANK

Highlights

- Total assets increased 8.4% q-o-q, reaching TRY 38bn (USD 27.5bn)
- Continued growth in loan portfolio of 7% q-o-q

  11% growth in TL loans -mostly made up of high yield SME and consumer loans
- Aggressive growth in deposits, up 10% q-o-q, generated from 34% growth in TL deposits
- Net commission income growth 49% y-o-y, driven by the strong growth in credit card revenues
- 32% growth in net profit, reaching TRY 352mn (USD 256mn)
- Spreads, 60 bps higher than YE04, due to composition change in favor of TL lending

Profitability

Profitability performance (TRY mn.)	1Q05	1Q04	change
Net interest income	606	602	1%
Net fee income	134	90	49%
Income before tax	502	410	22%
Net income	352	266	32%
ROAA (%)	3.9%	3.4%	
ROAE (%)	22.7%	18.9%	

Ratios

Balance sheet performance	1Q05	YE04
Interest Earning Assets	91.0%	91.1%
Interest Bearing Liabilities	79.2%	77.4%
Loans / Total Assets	37.3%	37.6%
Loans / Deposits*	64.3%	66.0%
Deposits / Total Assets	58.1%	57.1%
NPL Ratio	1.7%	1.6%
Capital Adequacy Ratio	33.6%	36.2%

* Blocked demand deposits of POS merchants (TRY 545 mn), which encompasses the character of a demand deposit, is booked as "Miscellaneous Payables" instead of deposits

Spreads

Yields & Spreads of Major TL Assets

	YE04	1Q05
Loans	35%	33%
Loan spread	18%	17%
Securities	25%	22%
Sec. Spread	8%	6%


This shift renders 11% better spread

Yields & Spreads of Major FX Assets

	YE04	1Q05
Loans	6%	6%
Loan spread	3%	3%
Securities	6%	6%
Sec. Spread	3%	3%

- TL spreads have grown due to shift from securities portfolio to loans and decrease in costs

Composition of securities


Composition of securities (TRY bn.)
7.8
7.9
49%
51%
68%
32%
Fixed
Floating
TL
FX

- Securities to total assets shrunk to 41% from 44% q-o-q
- Eurobonds amounting to TRY 537mn (USD 491mn) and TRY 85mn (USD 62mn) are registered under trading and available-for-sale securities portfolios, respectively
- Major portion of TL securities are carried under available-for-sale securities, profits being booked under equity

Loans


Composition of Loans
up 7% q/q
TRY 12,9 bn.
USD
3.8bn.
TRY
7.8bn.
60%
TRY 13.9 bn.
USD
3.8bn.
TRY
8.6bn.
62%
YE04
1Q05

- TL loans surged 11% q-o-q, compared to 6% growth in the sector
- Akbank's market share in loans reached %13
- Despite the strong growth, NPL ratio has been low at 1.7% and fully provisioned

Consumer and SME lending is now 60% of total loans



Breakdown of Loans
29%
20%
12%
11%
25%
25%
39%
50%
27%
28%
16%
7%
23%
31%
31%
8%
2002
2003
2004
1Q05
Consumer
SME
Corporate
Project Finance

AKBANK

Segment based developments


Corporate


Commercial


Business


Retail


Private

Retail Banking - credit cards



Credit Card Loans[1]
8.1%
11.4%
13.6%
13.9%
432
851
1,869
1,921
2002*
2003*
2004*
1Q05



Spreads & Commission income
27.7
29.0
56
89
1Q04*
1Q05



Credit Cards Issuing Volume[1]
11.9%
13.2%
13.8%
1,454
2,397
2,285
1Q04*
4Q04*
1Q05
Market shares are cumulative

Volume (TRY mn.) Market shares Spreads

- Strong product mix and solid retail partners has boosted the credit card business
- 3% growth in credit card loans q-o-q
- 3.1 million active credit cards by 1Q05
- NPL ratio in credit cards is 7%

* At 2004 prices
[1] Amex is included

Retail Banking - consumer loans


Consumer Loans[1] (TRY mn.)
20% q/q
251
1,447
2,010
2,416
2002*
2003*
2004*
1Q05

*At YE04 prices


Spreads & Commission income
15.1
18.4
7
8
1Q04
1Q05
Volume (TRY mn.)
Spreads

- Akbank's consumer loans' market share reached 15.4%, increasing 20% q-o-q
- Market share in car loans reached at 27.1% from 24.2% q-o-q
- Market share in morgage loans reached 14.4%, registering a 50% increase q-o-q
- NPL ratio in consumer loans is 0.9%

[1] Numbers represent direct lending to individuals, excluding credit cards

Retail Banking - small business


Small Business Loans[1] (TRY mn.)
14%
310
974
2,095
2,378
2002*
2003*
2004*
1Q05
Only 4% in FX

*At YE04 prices

- Cross sell ratio in small business loans reached 3.1x versus 2.6x in 2004
- NPL ratio in small businesses is 1.4%


Spreads of Small Business Loans
15.3
21.4
1Q04
1Q05

- Special credit packages for;
  - Certain sectors and regions (pharmaceuticals, agriculture, tourism etc.)
  - Dealer networks of corporate clients (ie. Microsoft, IBM, Bosch, Arçelik)

[1] Small business loans given to companies with sales turnover <USD 2 mn are granted by the retail banking unit


AKBANK

Commercial Banking



Commercial Loans[1]
20%
121
402
750
901
20%
79
147
401
480
TL cash loans
(TRY mn.)
FX cash loans
(USD mn.)
2002*
2003*
2004
1Q05

*At YE04 prices

- Commercial loans are also considered as a hook product, which paves the way for further marketing opportunities like cash management services and foreign trade products

- There is already 41 commercial banking centers in 16 provinces and we are targeting to add approx. 5 more in a year
- Cross sell ratio in commercial loans reached 3.9x from 1.8x in a year
- NPL ratio in commercial loans is 1.0%



Spreads of Commercial Loans
10.5
9.9
1Q04
1Q05

[1] Medium size companies with sales turnover btw. USD 2–30 mn are serviced through our commercial banking unit

Corporate Banking

- Loans to blue-chip companies like Ford, Unilever, Carrefour stand at USD 2.5 billion
- Project finance loans has reached USD 1.2 billion
- Special and structured financial solutions for corporate needs like cash management products regulating the collection and payment cycle of companies
- NPL ratio in corporate loans is 0.6%
- Blue-chip companies provide excellent cross-sell opportunities (3.9x)

Asset management


Mutual Funds (TRY mn.)
12%
15%
15%
15%
1,509
3,276
3,707
3,827
2002*
2003*
2004*
1Q05
*At 2004 prices
Volume
Market share (%)

- Currently #2 in mutual funds
- The underlying factors behind this;
  - Superior channel management
  - Superior asset management performance
  - Effective marketing and communication

- Wide range of domestic and international investment products
- Top quality investment advisory service
- Cross-sell ratio in private banking is 3.5x


Private Banking Assets (USD mn.)
908
3,433
3,795
3,825
2002
2003
2004
1Q05

Breakdown of customer assets


TRY 39 bn
TRY 42 bn
17%
31%
36%
10%
6%
20%
28%
34%
9%
9%
YE04
1Q05
26% q/q
Market share
TL Deposits
FX Deposits
Bonds in Custody
Mutual Funds
Repo
8%
15%
20%
32%

- Total customer assets surged 9% q-o-q, compared to 2% for the sector
- Akbank's market share for total customer assets constitutes 14% of the market versus 13% in YE04

Income statement - composition of interest income


Composition of interest income
TRY bn.
1.1
1.1
33%
4%
58%
5%
48%
5%
44%
3%
1Q04*
1Q05
Other
From securities
From FX Loans
From TL Loans

*At YE04 prices

- Growth in TL loans has had a dramatic impact on interest income

Net fees and commissions



Net Fees & Commissions (BRSA, TRY mn.)
49%
90
134
1Q04*
1Q05

*At YE04 prices



Fees and commissions revenue contribution[1]
Asset management fees 21%
Credit cards commissions 57%
Money transfer fees 5%
Consumer loan related 5%
12% Other

[1]Bank only - excluding commissions from cash and non-cash loans

- Net fee and commission income growth is mainly due to the rapid growth in credit cards
- We continue to implement and increase fees in all the product base

Operating costs


Composition of operating costs (TRY mn.)
212
70
37
22
83
226
80
37
11
99
Employee costs
Rent, repair & maintenance, amortisation
SDIF
Other*
1Q04*
1Q05
*At YE04 prices

* FX losses from securities deducted from the operating expenses (TRY33mn for 1Q05, 141mn for 1Q04)

Other costs include sundry taxes and duties, marketing and advertisement, communication, heating, lighting etc.

Improving fee income ratios in line with targets


Net fees & commissions/operating expense
16
24
40
62
2002
2003
2004
1Q05


Net fees & commissions/operating income
6
7
17
19
2002
2003
2004
1Q05

- We are rapidly approaching our medium term fee to income target of 25%

Efficiency ratios


Operating expense/average assets (%)
2.4
2.4
1Q04
1Q05


Cost/income (%)
33.4
30.9
1Q04
1Q05

- Restructuring of branches will largely be finalized at YE05
- Centralization together with the new technology infrastructure continue to allow us to keep operational costs subdued

Net interest margin


NIM (%)
8.6
8.3
7.3
1Q04
YE04
1Q05


NIM (after FX loss, loan provision)
6.3
6.7
6.5
1Q04*
YE04*
1Q05

* 1Q04 and YE04 figures are after monetary loss

Income statement summary



Income statement summary (1Q05, TRY million)
606
134
32
58
-69
-259
-150
352
NII
Net fees income
Net trading income
Other income
Provisions
Operating expense
Tax
Net income

- Rapid asset switch to TL loans from TL securities affected the interest spread positively
- A y-o-y increase of 49% in net commissions was also an important factor for maintaining profitability
- Switching to nominal accounting from inflation accounting has eliminated the negative effect of monetary losses

Free capital comparison



Total Equity (BRSA, TRY mn.)
6,227
6,154
YE04
1Q05
AKBANK



Free Capital 2004 (BRSA, TRY mn.)
Akbank
İş
Garanti
YKB
7,000
5,000
3,000
1,000
-1,000
5,132
886
262
-582
Free Capital
Equity Participations
Fixed Assets

- Strong equity growth driven by strong profits
- Akbank will optimize its capital structure through its dividend policy of 30% min. - 50% max. cash dividend payment
- Buy-back of founders' shares will further optimize equity

Akbank is the 1st bank in Turkey to buy its founders' shares

- In accordance with the Articles of Association, dividends are paid to holders of founders and usufruct shares in the amount of approximately 10% of net profit
- Akbank is planning to buy-back these shares with cash, reducing its excess free equity
- This indicates active and disciplined balance sheet management
- An integral component of managing free equity along with M&A and dividend strategies
- Represents confidence of majority shareholders in strong future performance
- Has positive impact on share performance
  - Reduces Weighted Average Cost of Capital hence valuation expectations
  - Implies a higher future ROE performance

The benefits of the acquisitions so far

- BNP-AK-Dresdner Leasing which is renamed as "Ak Leasing" will be consolidated to Akbank's 1Q05 financials. The amount of total assets of Ak Leasing is TRY 235 mn. which is mostly made up of financial lease receivables (TRY 163 mn.)

- Sabanci Bank plc. will be fully consolidated to Akbank's 1Q05 financials. Acquisition of Sabanci Bank plc. will grow our consolidated assets by TRY 1,349 mn. and loans by TRY 293 mn.

* Akbank has acquired 60% share of BNP- Ak Dresdner Bank from foreign shareholders
** Akbank has acquired 28% of Sabanci Bank plc. from Sabanci Holding and Exsa

Balance sheet highlights

BRSA (TRY mn.)	1Q05*	2004**	Shares (%) 1Q05	Shares (%) 2004
TOTAL ASSETS	37,832	34,913		
Cash and Due from Banks	1,835	1,995	5	6
Securities	15,694	15,238	41	44
Loans	13,873	12,939	37	37
TOTAL LIABILITIES	31,678	28,686		
Deposits	21,970	19,918	58	57
Funds Borrowed	4,332	4,845	11	14
TOTAL EQUITY	6,154	6,227	16	18

* *1Q05 figures are according to nominal accounting*

** *Amounts are expressed in terms of the purchasing power of TL at 31 December 2004*

Income statement highlights

BRSA (TRY mn.)	1Q05*	1Q04**
Interest Income	1,066	1,064
Interest Expense	(460)	(462)
Net Interest Income	606	602
FX Gain (Loss), Net	(34)	22
Provision for Loan Losses	(69)	(23)
Net Interest Income after FX, Income/Loss & NPL Prov.	503	601
Fees and Commissions (Net)	134	90
Profit on Trading Securities (Net)	33	136
Operating Profit	811	1,051
Operating Expenses	(226)	(212)
Monetary Loss	-	(296)
Income Before Tax	502	410
Tax	(150)	(144)
Net Income	352	266

** 1Q05 figures are according to nominal accounting*

*** Amounts are expressed in terms of the purchasing power of TL at 31 December 2004*

AKBANK

Balance sheet highlights in USD

BRSA (USD mn.*)	1Q05	2004	Shares (%)	2004
TOTAL ASSETS	27,494	25,490		
Cash and Due from Banks	1,334	1,456	5	6
Securities	11,405	11,125	41	44
Loans	10,082	9,447	37	37
TOTAL LIABILITIES	23,022	20,943		
Deposits	15,967	14,542	58	57
Funds Borrowed	3,148	3,537	11	14
TOTAL EQUITY	4,472	4,547	16	18

** Figures are stated with exchange rates effective at respective dates*

Income statement highlights in USD

BRSA (USD mn.*)	1Q05	1Q04
Interest Income	775	749
Interest Expense	(334)	(325)
Net Interest Income	441	424
FX Gain (Loss), Net	(25)	19
Provision for Loan Losses	(50)	(16)
Net Interest Income after FX, Income/Loss & NPL Prov.	366	427
Fees and Commissions (Net)	97	63
Profit on Trading Securities (Net)	24	92
Operating Profit	589	582
Operating Expenses	(164)	(149)
Monetary Loss	-	(208)
Income Before Tax	365	288
Tax	(109)	101
Net Income	256	187

** Figures are stated with exchange rates effective at respective dates*

Disclaimer Statement

The information and opinions contained in this document have been compiled or arrived at by Akbank from sources believed to be reliable and in good faith, but no representation or warranty, expressed or implied, is made as to their accuracy, completeness or correctness. All opinions and estimates contained in this document constitute the Company's judgement as of the date of this document and are subject to change without notice. The information contained in this document is published for the assistance of recipients, but is not to be relied upon as authoritative or taken in substitution for the exercise of judgement by any recipient. The Company does not accept any liability whatsoever for any direct or consequential loss arising from any use of this document or its contents. This document is strictly confidential and may not be reproduced, distributed or published for any purpose.